Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

Kamada Ltd. and its subsidiaries

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$7,136	$6,807	$5,047
Short-term investments	22,391	37,511	23,259
Trade receivables, net	15,936	15,584	23,071
Other accounts receivables	3,475	4,408	2,881
Inventories	28,423	24,785	26,336

	77,361	89,095	80,594

Non-Current Assets
Property, plant and equipment, net	21,138	21,562	21,309
Other long-term assets	73	103	89

	21,211	21,665	21,398

	98,572	110,760	101,992
Current Liabilities
Current maturities of loans and convertible debentures	392	7,924	37
Trade payables	10,247	14,808	16,917
Other accounts payables	6,068	3,385	4,064
Deferred revenues	5,114	1,792	1,921

	21,821	27,909	22,939

Non-Current Liabilities
Loans	1,537	-	151
Employee benefit liabilities, net	402	693	787
Deferred revenues	5,424	6,895	5,608

	7,363	7,588	6,546
Shareholder's Equity
Ordinary shares of NIS 1 par value: Authorized - 60,000,000 ordinary shares; Issued and outstanding – 36,418,741 and 36,387,929 shares at June 30, 2016 and 2015, respectively.	9,320	9,312	9,320
Share premium	162,649	160,927	162,238
Conversion option in convertible debentures	-	1,147	-
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	9	134	(1)
Capital reserve from available for sale financial assets	119	49	73
Capital reserve from share-based payments	9,455	8,362	9,157
Capital reserve from employee benefits	(59)	(81)	(59)
Accumulated deficit	(108,615)	(101,097)	(104,731)
	69,388	75,263	72,507
	$98,572	$110,760	$101,992

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income (loss)

	Six months period ended June 30,		Three months period ended June 30,		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$23,226	$15,881	$12,106	$12,708	$42,952
Revenues from distribution	10,637	12,295	6,960	6,538	26,954

Total revenues	33,863	28,176	19,066	19,246	69,906

Cost of revenues from proprietary products	14,410	12,930	7,479	9,635	30,468
Cost of revenues from distribution	9,047	11,214	5,958	5,971	23,640

Total cost of revenues	23,457	24,144	13,437	15,606	54,108

Gross profit	10,406	4,032	5,629	3,640	15,798

Research and development expenses	7,609	7,058	3,502	3,415	16,530
Selling and marketing expenses	1,691	1,743	856	944	3,652
General and administrative expenses	3,674	3,437	1,861	1,737	7,040

Operating loss	(2,568)	(8,206)	(590)	(2,456)	(11,424)

Financial income	298	300	133	114	463
Income (expense) in respect of currency exchange and derivatives instruments, net	(59)	761	90	248	625
Financial expense	(67)	(491)	(30)	(248)	(934)
Loss before taxes on income	(2,396)	(7,636)	(397)	(2,342)	(11,270)
Taxes on income	1,488	-	1,188	-	-

Loss	(3,884)	(7,636)	(1,585)	(2,342)	(11,270)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	46	39	(25)	(79)	63
Profit (loss) on cash flow hedges	80	194	(165)	415	71
Net amounts transferred to the statement of profit or loss for cash flow hedges	(70)	56	(36)	(16)	44
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	22
Total comprehensive loss	$(3,828)	$(7,347)	$(1,811)	$(2,022)	$(11,070)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.11)	$(0.21)	$(0.04)	$(0.06)	$(0.31)

Diluted loss per share	$(0.11)	$(0.21)	$(0.04)	$(0.06)	$(0.31)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2016 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Loss	-	-	-	-	-	-	-	(3,884)	(3,884)
Other comprehensive income	-	-	46	-	10	-	-	-	56
Total comprehensive income (loss)	-	-	46		10		-	(3,884)	(3,828)
Forfeiture of options	-	411	-	-	-	(411)	-	-	-
Cost of share-based payment	-	-	-	-	-	709	-	-	709
Balance as of June 30, 2016	$9,320	$162,649	$119	$(3,490)	$9	$9,455	$(59)	$(108,615)	$69,388

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2015	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(7,636)	(7,636)
Other comprehensive income	-	-	-	39	-	250	-	-	-	289
Total comprehensive income (loss)	-	-	-	39	-	250	-	-	(7,636)	(7,347)
Exercise of options into shares, net	104	2,510	-	-	-	-	(1,450)	-	-	1,164
Cost of share-based payment	-	-	-	-	-	-	1,029	-	-	1,029
Balance as of June 30, 2015	$9,312	$160,927	$1,147	$49	$(3,490)	$134	$8,362	$(81)	$(101,097)	$75,263

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2016	$9,320	$162,531	$144	$(3,490)	$210	$9,245	$(59)	$(107,030)	70,871
Loss	-	-	-	-	-	-	-	(1,585)	(1,585)
Other comprehensive loss	-	-	(25)	-	(201)	-	-	-	(226)
Total comprehensive loss	-	-	(25)	-	(201)	-	-	(1,585)	(1,811)
Forfeiture of options	-	118	-	-	-	(118)	-	-	-
Cost of share-based payment	-	-	-	-	-	328	-	-	328
Balance as of June 30, 2016	$9,320	$162,649	$119	$(3,490)	$9	$9,455	$(59)	$(108,615)	$69,388

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2015	$9,227	$158,893	$1,147	$128	$(3,490)	$(265)	$9,009	$(81)	$(98,755)	$75,813
Net loss	-	-	-	-	-	-	-	-	(2,342)	(2,342)
Other comprehensive income (loss)	-	-	-	(79)	-	399	-	-	-	320
Total comprehensive income (loss)	-	-	-	(79)	-	399	-	-	(2,342)	(2,022)
Exercise of options into shares, net	85	2,034	-	-	-	-	(1,171)	-		948
Cost of share-based payment	-	-	-	-	-	-	524	-		524
Balance as of June 30, 2015	$9,312	$160,927	$1,147	$49	$(3,490)	$134	$8,362	$(81)	$(101,097)	$75,263

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Conversion option in convertible debentures	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2014	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(11,270)	(11,270)
Other comprehensive income	-	-	-	63	-	115	-	22	-	200
Total comprehensive income (loss)	-	-	-	63	-	115	-	22	(11,270)	(11,070)
Exercise of options into shares	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Expiration of conversion option on convertible debentures	-	1,147	(1,147)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	1,907	-	-	1,907
Balance as of December 31, 2015	$9,320	$162,238	$-	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands

Cash Flows from Operating Activities

Net loss	$(3,884)	$(7,636)	$(1,585)	$(2,342)	$(11,270)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	1,709	1,572	878	801	3,227
Finance income, net	(172)	(570)	(193)	*(114)	(154)
Cost of share-based payment	709	1,029	328	524	1,907
Income tax expense	1,488	-	1,188	-	-
Loss from sale of property and equipment	10	-	-	-	-
Change in employee benefit liabilities, net	(385)	(29)	(250)	(46)	87

	3,359	2,002	1,951	1,165	5,067
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	7,304	2,211	(6,955)	(6,207)	(5,604)
Decrease (increase) in other accounts receivables	147	(502)	905	*102	118
Decrease (increase) in inventories	(2,087)	638	3,182	2,650	(913)
Increase in deferred expenses	(774)	(1,400)	(304)	(1,471)	(565)
Increase (decrease) in trade payables	(6,869)	(1,461)	(7,939)	1,111	887
Increase (decrease) in other accounts payables	726	(584)	439	75	94
Increase (decrease) in deferred revenues	3,009	(1,247)	3,975	(1,070)	(2,405)

	1,456	(2,345)	(6,697)	(4,801)	(8,388)

Cash received (paid) during the period for:
Interest paid	(9)	(243)	(7)	(122)	(484)
Interest received	424	594	138	244	1,143
Taxes paid	(306)	(47)	(303)	(18)	(47)

	109	304	(172)	104	612

Net cash provided by (used in) operating activities	$1,040	$(7,675)	$(6,503)	$(5,883)	$(13,979)

*Reclassification
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net	$776	$25	$1,392	$(400)	$13,971
Purchase of property and equipment	(1,469)	(1,332)	(543)	(823)	(2,718)
Proceeds from sale of property and equipment	21	-	-	-	-

Net cash provided by (used in) investing activities	(672)	(1,307)	849	(1,223)	11,253

Cash Flows from Financing Activities
Proceeds from exercise of warrants and options	-	1,165	-	* 949	1,254
Receipt of long-term loans	1,701	-	1,071	-	197
Repayment of long-term loans	(61)	-	(50)	-	(9)
Repayment of convertible debentures	-	-	-	-	(7,797)
					-
Net cash provided by (used in) financing activities	1,640	1,165	1,021	949	(6,355)

Exchange differences on balances of cash and cash equivalent	81	78	164	*(47)	(418)

Increase (decrease) in cash and cash equivalents	2,089	(7,739)	(4,469)	(6,204)	(9,499)

Cash and cash equivalents at the beginning of the period	5,047	14,546	11,605	13,011	14,546

Cash and cash equivalents at the end of the period	$7,136	$6,807	$7,136	$6,807	$5,047

Significant non-cash transactions
Purchase of property and equipment through capital lease	$84	$-	$-	$-	$-

*Reclassification
The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of June 30, 2016 and for the six and three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-           Operating Segments

a.	General:

The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30,2016

Revenues	$23,226	$10,637	$33,863

Gross profit	$8,816	$1,590	10,406

Unallocated corporate expenses			(12,974)
Finance income, net			172

Loss before taxes on income			$(2,396)

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30,2015

Revenues	$15,881	$12,295	$28,176

Gross profit	$2,951	$1,081	4,032

Unallocated corporate expenses			(12,238)
Finance income, net			570

Loss before taxes on income			$(7,636)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30,2016

Revenues	$12,106	$6,960	$19,066

Gross profit	$4,627	$1,002	5,629

Unallocated corporate expenses			(6,219)
Finance income, net			193
Loss before taxes on income			$(397)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30,2015

Revenues	$12,708	$6,538	$19,246

Gross profit (loss)	$3,073	$567	3,640

Unallocated corporate expenses			(6,096)
Finance expenses, net			114

Loss before taxes on income			$(2,342)

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2015

Revenues	$42,952	$26,954	$69,906

Gross profit	$12,484	$3,314	$15,798

Unallocated corporate expenses			(27,222)
Finance expenses, net			154

Loss before taxes on income			$(11,270)

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

 a.   Classification of financial instruments by fair value hierarchy

      Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
June 30, 2016
Marketable securities at fair value through profit or loss:
Equity shares	$68	$-
Mutual funds	375	-
Debt securities (corporate and government)	1,017	-
	1,460
Derivatives instruments		$(91)
Available for sale debt securities (corporate and government)	$-	$20,931

	$1,460	$20,840
June 30, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$584	-
Mutual funds	1,332	-
Exchange traded notes	25
Debt securities (corporate and government)	$7,118	$-
	9,059	-

Derivatives instruments	$-	$105
Available for sale debt securities (corporate and government)	$-	$28,452

	$9,059	$28,557
December 31, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$67	$-
Mutual funds	365	-
Debt securities (corporate and government)	993	-
	1,425	-

Derivatives instruments	-	34
Available for sale debt securities (corporate and government)	-	21,834

	$1,425	$21,868

b.
During the six months ended on June 30, 2016 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period

a.	Commencing January 1, 2016, the Israeli corporate tax rate decreased from 26.5% to 25%.

b.
In April 2016 the Company received payments as a result of achieving certain regulatory and sales milestones under the strategic agreements with Chiesi Farmaceutici S.p.A. and Baxalta Incorporated and recorded them as deferred revenues. These deferred revenues will be recognized during the term of the strategic agreements.

c.
On May 8, 2016 the Company's Board of Directors approved the grant, for no consideration, of 263,900 options to employees exercisable into ordinary shares at an exercise price of NIS 14.82 per option. The fair value of the options was estimated at $462 thousands.

Note 6:-	Subsequent Events

a.
On July 10, 2016 the Company and the Israel Tax Authority (ITA) entered into a settlement agreement for the tax years 2004-2006. As part of the agreement, the Company will pay NIS 5 million ($ 1.3 million) (including interest and CPI adjustment). As of December 31, 2015, the Company has carry forward losses in the amount of $ 85.8 million.

b.
On July 12, 2016 the Company's Board of Directors approved the grant, of 57,500 options at an exercise price of NIS 15.20 per option and 19,167 restricted shares (“RS”) (with no exercise price) to the Company’s management , and 18,000 options and 6,000 RS to Mr. Amir London, the Company’s CEO. The options are exercisable into ordinary shares. The fair value of the options was estimated at $126 thousands. In addition the board approved the grant of 50,000 options to board members at a fair value of approximately $75 thousands. The grants of options to the board, the grant to Mr. Amir London of options and RS and the grant of the RS to management are subject to the approval of the General Meeting of Shareholders of the Company.